_________, 2007

LETTER AGREEMENT

Managers AMG Funds (the “Trust”)

800 Connecticut Avenue

Norwalk, Connecticut 06854

Re: Expense Limitation Agreement

Ladies and Gentlemen:

This letter agreement documents an undertaking by the Advisor to limit the Fund’s total operating expenses. This agreement shall terminate in the event the Investment Management Agreement between the Trust and the Advisor terminates with respect to the Fund.

From time to time hereafter, the Advisor may voluntarily undertake to waive its advisory fee payable by the Fund and/or pay or reimburse the Fund’s expenses such that the Fund’s total operating expenses do not exceed a certain amount (the “Expense Cap”).

The Advisor hereby undertakes to limit the total operating expenses (exclusive of taxes, interest, brokerage costs, acquired fund fees and expenses, and extraordinary items) of the Fund to 1.32% of average daily net assets until at least December 31, 2009.

Sincerely, Managers Investment Group LLC

By:
Name: [ ] Title: [ ] Date:

ACKNOWLEDGED AND ACCEPTED Managers AMG Funds

By:
Name: William J. Nutt Title: President Date: